Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration Number 333-219412 Issuer Free Writing Prospectus dated November 14, 2017

GREAT-WEST CAPITAL CHOICETM ADVISOR	Fee-Based Index-Linked Variable Annuity

Product summary

Standard contract provisions

Contract type	Fee-based index-linked variable annuity

Withdrawal charges	None

Annual contract fee[1]	0.40%

Maximum age at purchase	90

Premiums/Deposits	Single premium

Crediting method	Annual point-to-point with cap rate[2]

Index strategy term	1-year (floor or buffer applies to entire index term)

Death benefit	Return the greater of the contract value, surrender value or premium less withdrawals.

Linked-index options — Choose a linked-index option (or options) to capture potential growth opportunities

S&P 500® Price Return Index (S&P 500 Index)[3]

Russell 2000® Price Return Index (Russell 2000 Index)[4]
Choose from one or more well-known index options	NASDAQ-100 Price Return Index (NASDAQ Index)[5]

MSCI EAFE Price Return Index (MSCI EAFE Index)[6]

Protection options7 — Choose a floor and/or buffer to help protect against index losses

Floor options

Protection against index losses that exceed the floor during the strategy term	0%, -2.5%, -5.0%, -7.5%, -10%

Buffer

Protection against index losses within the buffer during the strategy term	-10%

GREAT-WEST CAPITAL CHOICE™ ADVISOR	Fee-Based Index-Linked Variable Annuity

1	Annual advisory fees can be taken from an outside account or can be deducted from the contract value, but will reduce the 10% annual free withdrawal amount and may be subject to a market value adjustment. Generally a withdrawal to pay an annual advisory fee is taxed on a last-in-first-out basis (LIFO); please consult a qualified tax professional for more information.

2	The cap rate is the maximum positive index performance that we may use to determine the Strategy credit. The cap may change each contract year. Cap rates are subject to change each strategy term.

3	The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Great-West Life & Annuity Insurance Company (“Great-West”). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Great-West. This annuity product is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500 Index.

4	The Russell 2000® Index is a trademark of Russell Investments and has been licensed for use by Great-West Life & Annuity Insurance Company (“Great-West”). This annuity product is not sponsored, endorsed, sold or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in this annuity product.

5	Nasdaq®, NASDAQ®, and NASDAQ-100® are registered trademarks of Nasdaq, Inc. (which with its affiliates is referred to as the “Corporations”) and are licensed for use by Great-West Life & Annuity Insurance Company. The Product(s) have not been passed on by the Corporations as to their legality or suitability. The Product(s) are not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the product(s).

6	The products or securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such products or securities or any index on which such products or securities are based. The prospectus contains a more detailed description of the limited relationship MSCI has with Great-West Life & Annuity Insurance Company and any related products.

7	Protection options is referred to as crediting factors in the prospectus.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which the communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-723-8723.

Carefully consider the investment objectives, risks, fees and expenses of the annuity and/or the investment options. Contact us for a prospectus, a summary prospectus and disclosure document, as available, containing this information. Read them carefully before investing.

Securities offered or distributed through GWFS Equities, Inc., Member FINRA/SIPC and a subsidiary of Great-West Life & Annuity Insurance Company.

Variable annuities are long-term investments and may not be suitable for all investors. Earnings are taxable as ordinary income when distributed and may be subject to a 10% additional tax if withdrawn before age 59 1⁄2. An investment in a variable annuity is subject to fluctuating values of the underlying investment options, and it entails risk, including the possible loss of principal. There are fees and charges associated with variable annuities which may include, but are not limited to mortality and expense risk charges, sales, withdrawal charges, surrender charges, and administrative fees.

Index linked annuity contracts (ILVA-Core, ILMGA-Core, ILVA-RIA-Core, ILMGA-RIA-Core) and appropriate state variations are issued by GWL&A. GWL&A is not licensed to do business in New York. Contracts may not be available in all states.

Great-West Life & Annuity Insurance Company and Great-West Life & Annuity Insurance Company of New York do not offer or provide investment, fiduciary, financial, legal, or tax advice, or act in a fiduciary capacity, for any client unless explicitly described in writing. Please consult with your investment advisor, attorney and/or tax advisor as needed.

Great-West Financial®, Empower Retirement and Great-West InvestmentsTM are the marketing names of Great-West Life & Annuity Insurance Company, Corporate Headquarters: Greenwood Village, CO; Great-West Life & Annuity Insurance Company of New York, Home Office: NY, NY, and their subsidiaries and affiliates, including Advised Assets Group, LLC and Great-West Capital Management, LLC. The trademarks, logos, service marks and design elements used are owned by GWL&A or their respective owners and used by permission.

©2018 Great-West Life & Annuity Insurance Company. All rights reserved. B1021-CCAPS-9699-0118_AM293093-0118 (B1021-CCAPS-0118)

UNLESS OTHERWISE NOTED: NOT FDIC, NCUA/NCUSIF INSURED | NOT A DEPOSIT | NOT GUARANTEED BY ANY BANK OR CREDIT UNION | NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY | FUNDS MAY LOSE VALUE | NOT A CONDITION OF ANY BANKING OR CREDIT UNION ACTIVITY